Exhibit 99.5

KEEGAN RESOURCES INC.
Suite 700, 1199 West Hastings Street
Vancouver, BC V6E 3T5
Telephone: (604) 683-8193 / Fax: (604) 683-8194
Toll Free: 1-800-863-8655
www.keeganresources.com

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

The annual general and special meeting of Shareholders of Keegan Resources Inc. (the “Company”) will be held at Suite 700 – 1199 West Hastings Street, Vancouver, British Columbia on Tuesday, September 25, 2012 10:00 a.m., local time, (the “Meeting”) for the following purposes:
1.	To consider the audited financial statements of the Company for its fiscal year ended March 31, 2012, the report of the auditor thereon and the related management discussion and analysis;
2.	To elect directors of the Company for the ensuing year;
3.	To appoint the auditor of the Company for the ensuing year; and
4.	To consider and if thought fit, adopt a new Shareholder Rights Plan to replace the previous such Plan which has recently expired.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting.

Shareholders of record on the Company’s books at the close of business on August 3, 2012 are entitled to notice of and to attend and vote at the Meeting or any adjournment thereof. Pursuant to the Company’s governing documents, each common share is entitled to one vote.

Registered Shareholders who are unable to attend the Meeting in person and who wish to ensure their shares will be voted at the Meeting are asked to complete, date and sign the enclosed form of Proxy, and deliver it in accordance with the instructions set out in the form of Proxy and in the Information Circular. The completed proxy must be delivered to the office of Computershare Investor Services, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays and holidays) before the time fixed or any adjournment thereof at which the proxy is to be used.

Beneficial Shareholders who plan to attend the Meeting must follow the instructions set out in the form of Proxy or Voting Instruction Form and in the Information Circular to ensure their shares are voted at the Meeting. If you hold your shares in a brokerage account you are not a registered shareholder.

DATED at Vancouver, British Columbia, this 3rd day of August 2012.

BY ORDER OF THE BOARD

“Shawn Wallace”
Shawn Kristen Wallace
Chairman and Chief Executive Officer

If you have any questions and / or need assistance in voting your shares, please call Laurel Hill Advisory Group LLC at 1-877-452-7184 or via email at assistance@laurelhill.com